Snell & Wilmer LLP
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	August 1, 2011

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn.:  John Reynolds, Assistant Director

RE:	Proteo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 15, 2011
File No.: 000-30728

Dear Mr. Reynolds:

On behalf of our client, Proteo, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 19, 2011 to Birge Bargmann, Chief Executive Officer of the Company, with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the "Form 10-K") which was filed with the Commission on March 15, 2011.  For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.  All page numbers refer to the Edgar version of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management's Discussion and Analysis, page 10

Liquidity and Capital Resources, page 12

1.
We note that all of your cash is held in a German commercial bank by a foreign subsidiary.  Revise to disclose the amount of cash held by your foreign subsidiary, disclose that you would need to accrue and pay taxes if any amount of this balance is repatriated to the United States (quantify the amount of taxes payable to the extent practicable), or disclose that you do not intend to repatriate any amount of the cash held by your German subsidiary.

The Company notes the Commission’s comment and advises the Commission as follows.  The Company is a holding company which owns 100% of Proteo, AG, its operating subsidiary in Germany (the “Subsidiary”).  To date the Subsidiary has not had any earnings, and it does not expect to have any earnings for several years pending the approval of its first product candidate.  In this regard, there are no undistributed earnings of the Subsidiary to repatriate to the U.S. parent (i.e., the Company) and therefore no corresponding accrual for federal income taxes.  As such, the Company proposes disclosing in future filings that the Company does not intend to repatriate any of its cash to the United States as such cash will be used to fund the Subsidiary’s continued operations.

August 1, 2011

2.
We note your disclosure on page 12 that you will not "have sufficient cash to fund operations."  Please revise future filings to further clarify your cash needs on a short- and long-term basis, including quantitative disclosure of trends in your principal categories of expenses and sources of liquidity.  See Instruction 5 to Item 303(a) of Regulation S-K.  Please provide us draft disclosure.

The Company notes the Commission’s comment and will revise future filings to further clarify its cash needs on a short- and long-term basis, including quantitative disclosure of trends in its principal categories of expenses and sources of liquidity.  The Company’s draft revised disclosure, which is tailored to its Form 10-Q for the quarter ended June 30, 2011, is as follows:

“Management believes that the Company will not generate any significant revenues in the next few years. Given the Company's current cash on hand ($690,000 at June 30, 2011) and anticipated collection on its note receivable (approximately $750,000 in total), management believes the Company has sufficient cash on hand to cover its operations for the next 18 to 24 months. As for periods beyond the next 18 to 24 months, we expect to continue to direct the majority of our research and development expenses towards the development of Elafin although it is extremely difficult for us to reasonably estimate all future research and development costs associated with Elafin due to the number of unknowns and uncertainties associated with preclinical and clinical trial development.

These unknown variables and uncertainties include, but are not limited to:

•           the uncertainty of future clinical trial results;
•           the uncertainty of the ultimate number of patients to be treated in any current or future clinical trial;
•           the uncertainty of the applicable regulatory bodies allowing our studies to move forward;
•           the uncertainty of the rate at which patients are enrolled into any current or future study.  Any delays in clinical trials could significantly increase the cost of the study and would extend the estimated completion dates;
•           the uncertainty of terms related to potential future partnering or licensing arrangements;
•           the uncertainty of protocol changes and modifications in the design of our clinical trial studies, which may increase or decrease our future costs; and
•           the uncertainty of our ability to raise additional capital to support our future research and development efforts beyond December 2012.

As a result of the foregoing, the Company's success will largely depend on its ability to generate revenues from out-licensing activities, secure additional funding through the sale of its Common/Preferred Stock and/or the sale of debt securities. There can be no assurance, however, that the Company will be able to generate revenues from out-licensing activities and/or to consummate debt or equity financing in a timely manner, or on a basis favorable to the Company, if at all.

August 1, 2011

3.
Revise management's discussion and analysis in future filings to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties.  For example, it is unclear why you do not address year-to-year changes in items such as licensing fees and research supplies.  Your management's discussion and analysis should give readers a view of the company through the eyes of management.  See Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company notes the Commission’s comment and will revise future filings to provide further quantitative and qualitative disclosure regarding material trends and uncertainties.

4.
We note your disclosure on page six that you are in technical breach of the License Agreements for the Elafin patents owned or assigned to Mr. Wiedow.  Please confirm in future filings you will disclose how you are in technical breach and under what circumstances the licensing agreement may be terminated.  You note on page six that Mr. Wiedow has waived such breach, but your disclosure does not clarify the scope of the waiver or indicate whether the waiver was made pursuant to a binding agreement or otherwise.

The Company notes the Commission’s comment and will revise its disclosure in future filings to include the requested disclosures and to clarify the scope of the waiver.

Exhibits

5.
We are unable to locate any material agreements under Item 601(b)(10) of Regulation S-K.  It appears, however, that your patent licensing agreement and amendments with Dr. Wiedow should be filed.  We also note the following agreements:  Artes Biotechnology License Agreement, Rhein Minapharm Agreement, employment agreement with Ms. Bargmann, Edinburgh University Agreement (page 2) and Memorandum of Understanding (page 4), Stanford University Agreement (page 3), Preferred Stock Purchase Agreement (page F-21), Forbearance Agreement and General Release (page F-21), Agreement on the Assumption of Debt (page F-22), and September 28, 2006 agreement with a shareholder for a 15% interest in your operating subsidiary (Page F-22).  To the extent these agreements are material and have not been previously filed, please confirm that you will file them with your next periodic report.  Also, please provide us a draft exhibit index that will show all of the omitted exhibits in your next annual report, including those that will be incorporated by reference.  To the extent you do not believe any of these Agreements are material, please provide us with an appropriate analysis.

The Company notes the Commission’s comments and advises the Commission as follows.  The Company has previously filed the Rhein Minapharm Agreement as Exhibit 10.7, which was attached to its Form 10-Q for the quarter ended September 30, 2007, and filed with the Commission on November 14, 2007.  In addition, the Company has previously filed the Preferred Stock Purchase Agreement as Exhibit 10.8 to its Current Report on Form 8-K, filed with the Commission on June 11, 2008, the Forbearance Agreement and General Release as Exhibit 10.11 to its Current Report on Form 8-K, filed with the Commission on July 6, 2009, and the Agreement on Assumption of Debt as Exhibit 10.12 to its Current Report on Form 8-K, filed with the Commission on February 17, 2010.

August 1, 2011

With regard to Ms. Bargmann, this agreement is with the Company’s wholly owned subsidiary and is written in German. The Company intends to file with its Form 10-Q for the quarter ended June 30, 2011, a summary sheet setting forth the material terms of her employment, including all matters required to be disclosed by Item 402 of Regulation S-K.  With regard to the license agreement with Dr. Wiedow, the Company will also be fling it as an exhibit to its form 10-Q for the quarter ended June 30, 2011.

With regard to the other agreements noted above, the Company respectfully requests additional time to file such exhibits, in the event that the Company determines that they are material, in order to determine if they contain commercial or financial information or trade secrets for which the Company would like to submit a confidential treatment request.  If the Company determines that any of the agreements in question are not material, the Company will supplementally provide the Commission with the appropriate analysis.  Further, once the Company has completed its determination and review, it will provide the Commission with a draft exhibit index (including appropriate incorporations by reference) for its next annual report.

Signatures, page 23

6.
Please advise us the identity of your principal accounting officer or controller and confirm in future filings you will provide their signature.  If your principal accounting officer or controller is another member of management, please clearly indicate all appropriate titles under their respective signature.

The Company notes the Commission’s comment and in future filings will clarify that Ms. Bargmann is the Company’s principal accounting officer.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours, Snell & Wilmer /s/ Mark R. Ziebell Mark R. Ziebell

cc:           Birge Bargmann